FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company
Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, British Columbia
V5J 5J8

2.	Date of Material Change
August 31, 2018

3.	News Release
The news release was disseminated on August 31, 2018 through Canada Newswire.

4.	Summary of Material Change
On August 31, 2018, Protonex Technology Corporation (“Protonex”), a wholly-owned subsidiary of Ballard Power Systems Inc. (“Ballard”), and Ballard entered into an asset purchase agreement to sell the Power Manager business of Protonex to Revision Military.

5.1	Full Description of Material Change
On August 31, 2018, Protonex, Ballard, Revision Military Ltd. and Revision Military Solider Power, LLC entered into an asset purchase agreement to sell the Power Manager business of Protonex to Revision Military Solider Power, LLC. At closing, consideration of $4.75 million is payable in cash and a promissory note payable within 180 days of closing. The closing payment is subject to a customary working capital adjustment. The purchase price may increase by up to $11.25 million, based on achievement of specific sales objectives during a 12-month earn-out period.
In 2015 Ballard paid approximately $17.5 million in shares and cash to acquire Protonex, which included the Power Manager business, a Solid Oxide Fuel Cells business which was divested in January 2018, and the unmanned vehicle business.
For further details, the Technology Development Agreement has been filed by Ballard with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

5.2	Disclosure for Restructuring Transactions
Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.

7.	Omitted Information
Not applicable.

8.	Executive Officer
Tony Guglielmin, Chief Financial Officer
Telephone: (604) 454-0900
tony.guglielmin@ballard.com

9.	Date of Report
September 7, 2018

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